UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

 CENTRAL PUERTO S.A.

CENTRAL PUERTO ANNOUNCES REPORTING DATE FOR THE FIRST QUARTER 2025

FINANCIAL RESULTS CONFERENCE CALL AND WEBCAST

Buenos Aires – April 30, 2025 – Central Puerto S.A (“Central Puerto” or the “Company”) (NYSE: CEPU) one of the largest private sector power generation companies in Argentina, will issue a press release announcing its First Quarter results on May 12, 2025. Mr. Fernando Bonnet, Chief Executive Officer, Mr. Enrique Terraneo, Chief Financial Officer and Mr. Alejandro Diaz Lopez, Head of Corporate Finance & Investor Relations Officer, will host a conference call to discuss the Company’s financial results that same date, at 12:00 PM ET.

To access the conference call:

Webcast URL: https://mzgroup.zoom.us/webinar/register/WN_8lNNg--URlKvEHaOAiKUug#/registration

The Company will also host a live audio webcast of the conference call on the Investor Relations section of the Company's website at www.centralpuerto.com. Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. The call will be available for replay on the Company website under the Investor Relations section.

For further information please contact:

Alejandro Diaz Lopez

+54 11 4317-5000

Av. Tomas Alva Edison 2701

Dársena E – Puerto de Buenos Aires

(C1104BAB) Ciudad de Buenos Aires

República Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: April 30, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact